SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 16, 2003

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)	The Press Release issued on May 16, 2003.

PRESS RELEASE

Amsterdam, 16 May 2003

ING sells 49% stake in joint venture Seguros Bital (Mexico)

Today, ING announced the sale of its 49% shareholding in Seguros Bital to Grupo Financiero Bital, S.A. (GFBital) for USD 148 million. GF Bital is a wholly owned subsidiary of HSBC Holdings, plc. The completion of the transaction is anticipated in the third quarter of 2003 and is subject to regulatory approvals.

Seguros Bital is active in bancassurance and is a multi-line insurance company focused on the personal customer market. The company has approximately five hundred employees and more than one million clients. The bancassurance joint venture Seguros Bital was established in 1998, when Grupo Financiero Bital sold 49% of its shares to ING. ING has now decided to exercise its option to sell the shareholding back to Grupo Financiero Bital.

“Together with HSBC, we will explore alternative options to continue certain aspects of the commercial relationship between Seguros Bital and ING. We are looking forward to further developing a new form of successful cooperation”, says Fred Hubbell, Executive Board member of ING Group and Chairman and CEO of ING Americas.

Over the last seven years, ING has become an insurance leader in the Mexican market through its subsidiary ING Comercial América, the largest insurance company in the country. In Mexico, ING has a total of 5070 employees, 7.8 million customers and USD 5.2 billion assets under management. ING Comercial América will continue to offer life, health and property & casualty insurance to commercial and retail customers through a multiple distribution channel. ING in Mexico is also active in the pension business (ING Comercial América — Afore) wholesale banking (ING Wholesale) and in asset management (ING Investment Management).

Press inquiries:	Dailah Nihot, ING Group, +31 20 541 6516 Dianne Bernez, ING Americas, +1 770 618 3910

SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated:  May 16, 2003